SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              O2Diesel Corporation
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   671106 S100
                                   -----------
                                 (CUSIP Number)

                                 David L. Koontz
                               200 Executive Drive
                             Newark, Delaware 19702
                                 (302) 266-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 15, 2003
                                  -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box     [ ]

NOTE:  Schedules  filed  in  paper  format shall include the signed original and
five copies of the Schedule,  including all exhibits.   See Rule 13d-7 for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 671106 S100


1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Alan Robert Rae
     ---------------------------------------------------------------------------

2.   Check the appropriate box if a Member of a Group (See Instructions)
     (a)     [  ]
     (b)     [  ]

     ---------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------

4.   Source of Funds (See Instructions)

     OO
     ---------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]

     ---------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     United Kingdom
     ---------------------------------------------------------------------------

Number of           7.  Sole Voting Power
Shares Bene-
ficially Owned          --------------------------------------------------------
by Each             8.  Shared Voting Power
Reporting
Person With             1,519,023 (1,2)
                        --------------------------------------------------------

                    9.  Sole Dispositive Power

                        --------------------------------------------------------

                    10. Shared Dispositive Power
                        1,519,023 (1,2)
                        --------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,519,023 (1,2)
     ---------------------------------------------------------------------------

(1) The reporting person disclaims beneficial ownership of 819,788 shares of these securities to the extent that they are not attributable to his proportionate interest in the trust, Quarryside Limited, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13 or 16 or any other purpose.

(2) The reporting person disclaims beneficial ownership of 699,235 shares of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of
Section 13 or 16 or for any other purpose.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)

     5.9%
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)

     IN
     ---------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Schedule 13D") relates to the Common
                                           ------------
Stock, par value $.0001 per share (the "Common Stock"), of O2Diesel Corporation,
                                        ------------
a Washington corporation (the "Company").  The principal executive office of the
                               -------
Company is located at 200 Executive Drive, Newark, Delaware 19702.


ITEM 2.     IDENTITY AND BACKGROUND.

     (a) This schedule is being filed on behalf of Alan Robert Rae (the "Reporting Person").

     (b) The business address of the Reporting Person is 200 Executive Drive, Newark, Delaware 19702

     (c) The Reporting Person is the President and Chief Executive Officer of the Company, O2Diesel Corporation, 200 Executive Drive, Newark, Delaware 19702

     (d) The Reporting Person has not, during the five years prior to the filing
of this Schedule 13D,     been convicted in a criminal proceeding (excluding
traffic violations).

     (e) The Reporting Person has not, during the five years prior to the filing of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United Kingdom.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See description to Item 4.

ITEM 4.     PURPOSE OF TRANSACTION.

     The Company commenced a tender offer for AAE Technologies International, plc ("AAE"), where the Reporting Person was Chief Operating Officer, for the purposes of diversifying its business and pursuing a business opportunity that would allow the Company to raise capital to fund its working capital requirements. AAE's management agreed to the terms of the tender offer to access additional capital to fund the development of its fuel additive business and to enhance the management expertise of AAE. The Reporting Person received the shares of the Company in exchange for his shares of AAE. In the future, the Reporting Person may acquire additional securities or options to purchase additional securities of the Company through private or open-market purchases, as part of the Company's employee stock ownership plan, or otherwise.

     The Reporting Person is a Director and President and Chief Executive Officer of the Company. In these capacities with the Company, the Reporting Person may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of the Company; extraordinary corporate transactions involving the Company or any of its subsidiaries; selling or transferring a material amount of assets of the Company or any subsidiaries; changing the present board of directors or management of the Company; materially changing the present capitalization or dividend policy of the Company, making other material changes in the Company's business or corporate structure; changing the Company's charter, bylaws or instruments corresponding thereto or other actions which may affect control of the Company; causing the Company common stock to no longer be quoted on the American Stock Exchange; causing the Company common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

     Other than as described herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the foregoing actions.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 1,519,023(1) shares of Common Stock, which represent approximately 5.9% of issued and outstanding shares of Common Stock.

     (b) The Reporting Person has sole power to vote or to direct the vote of 0 shares of Common Stock and shared power to vote or direct the vote of 1,519,0231 shares of the Common Stock. The Reporting Person has sole power to dispose or to direct the disposition of 0 shares of Common Stock and shared power to dispose or to direct the disposition of 1,519,023(1) shares of Common Stock.

     (1) Includes (i) 819,788 shares of Common Stock owned by Quarryside Limited, a trust as to which the Reporting Person is a beneficiary, which shares are disclaimed to the extent that they are not attributable to his proportionate interest in the trust, and (i) 699,235 shares owned by the Reporting Person's spouse, as to which beneficial ownership is disclaimed.

     (c) The Reporting Person has not effected any transactions in the Common Stock during the sixty days prior to the filing of this Schedule 13D.

     (d) Victoria Rae, the Reporting Person's spouse, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 699,235 shares of Common Stock held in her name. BW Group, the trustee of Quarryside Limited, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the 819,788 shares of Common Stock held by the trust.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

     The Reporting Person has entered into an employment agreement with the Company. Under this employment agreement, the Company has committed to grant the Reporting Person options to purchase shares of its Common Stock when and if the Company creates a Stock Incentive Plan. In addition, the Reporting Person may, in the future, participate in any employee stock ownership, stock purchase, or equity compensation plan or of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/  Alan Rae
                                    -----------------------
                                    Alan Robert Rae


                                      Dated  July 25, 2003
                                           ------------------